News Release

BROOKFIELD PROPERTY PARTNERS REPORTS

STRONG 2014 FIRST QUARTER RESULTS

May 1, 2014 – Brookfield Property Partners L.P. (the “Partnership”) (NYSE: BPY; TSX: BPY.UN) today announced financial results for the quarter ended March 31, 2014.

Financial Results

	Three months ended Mar. 31,
(US$ millions except per unit amounts) Unaudited	2014	2013 (1)
Fully-diluted FFO (2)	$174	$155
Net income attributable to unitholders (2) (3)	$372	$293

Fully-diluted FFO per unit	$0.31	$0.33
Net income attributable to unitholders per unit	$0.67	$0.63

(1) Presented on a pro forma basis to reflect the results of operations for the period prior to the spin-off of the Partnership from Brookfield Asset Management Inc. (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the spin-off on April 15, 2013.

(2) See "Basis of Presentation” and "Reconciliation of Non-IFRS Measures" below in this news release for the definitions and components.

(3) Unitholders refers to holders of general partner units, limited partner units, limited partner units of the operating partnership, and limited partner units of Brookfield Office Properties Exchange LP

Brookfield Property Partners reported fully-diluted FFO of $174 million ($0.31 per unit) for the three months ended March 31, 2014 versus $155 million ($0.33 per unit) for the comparable period in 2013, primarily due to increased investments in General Growth Properties, Inc. (“GGP”) and Brookfield Office Properties Inc. (“BPO”) and strong same-store growth in its retail operations. As expected, the impact of space that was off-line reduced office revenues during the quarter; however, the Brookfield Place New York redevelopment project is proceeding on plan and is expected to result in strong increases in cash flow in future years. On a per unit basis, results were less than 2013 as the impact of investments in GGP and BPO that were financed with the issuance of units have yet to be fully reflected in FFO.

For the three months ended March 31, 2014, net income attributable to unitholders was $372 million ($0.67 per unit) versus $293 million ($0.63 per unit) for the same period in 2013. The increase in net income was primarily attributable to significant fair value gains in the current period, particularly from the Partnership’s investment in Canary Wharf Group plc (“Canary Wharf”).

“As we consolidate our global office properties under one platform, we welcome new investors to Brookfield Property Partners,” said Ric Clark, Chief Executive Officer of Brookfield Property Group. “With the strong organic growth of our high quality assets, we are very excited about our prospects going forward.”

Segment Performance

Our office operations generated fully-diluted FFO of $84 million for the three months ended March 31, 2014, a decrease of $13 million as compared to the same period in 2013. The temporary increase in vacancy at Brookfield Place New York during its redevelopment phase was the largest contributor to the decline, which was partially offset by our increased ownership of BPO and a reduction in interest expense as a result of attractive refinancings. For the three months ended March 31, 2014, our office operations contributed $282 million of proportionate valuation gains; $141 million of the gains were attributable to our investment in Canary Wharf as a result of both valuation increases in the London market and appreciation of Canary Wharf’s development projects. Additionally, the valuation of our assets increased due to further recovery of the downtown Los Angeles office market and continuing success of retail leasing at Brookfield Place New York. These gains were partially offset by a non cash tax expense associated with a change of law in New York

Our retail operations produced fully-diluted FFO of $125 million for the three months ended March 31, 2014 versus $75 million for the same period in 2013. Over the course of the last 12 months, we increased our ownership interest in GGP from 23% at March 31, 2013 to 33%, on a fully-diluted basis, which accounted for the majority of the increase. The balance was attributable to same-store NOI growth of 5.7% compared to the prior year, driven by an increase in same-store occupancy from 95.8% to 96.2% in the current year and a 10.8% increase in suite-to-suite spreads as well as a proportionate gain on extinguishment of debt of $19 million.

Our multifamily, industrial and hospitality operations posted fully-diluted FFO of $19 million for the three months ended March 31, 2014 compared with $15 million for the same period in 2013. Acquisition activity in this segment was the largest contributor to the increase. In addition, the Atlantis hotel posted a strong first quarter and had an increase in group bookings of 16% compared to the prior year.

(US$ Millions) Three months ended March 31,	2014	2013
Fully-diluted FFO by segment
Office	$84	$97
Retail	125	75
Multi-Family, Industrial, and Hospitality	19	15
Corporate	(54)	(32)
Fully-diluted FFO (1)	$174	$155

Net income by segment
Office	$188	$180
Retail	303	110
Multi-Family, Industrial, and Hospitality	13	15
Corporate	(132)	(12)
Net income attributable to unitholders (1)	$372	$293

(1) See "Basis of Presentation” and "Reconciliation of Non-IFRS Measures" below in this news release for the definitions and components.

Update on Brookfield Office Properties Acquisition

The Partnership acquired 220,030,994 common shares of BPO pursuant to its tender offer for 100% of the company. We now own approximately 93% of BPO and are pursuing a second stage transaction to acquire the remaining BPO common shares, which will proceed by way of a plan of arrangement under Canadian law (“the Arrangement”).

Following the close of the Arrangement, unitholders of Brookfield Property Partners will benefit from increased size and scale, increased exposure to office properties and a simplification of structure that will result in cost savings.

BPO shareholders will be offered the same consideration under the Arrangement as was offered under the Offer, subject to pro-ration. BPO has delayed its annual meeting of shareholders to facilitate shareholder approval of the Arrangement. The shareholder meeting to approve the Arrangement will take place on June 3, 2014 at 11:00 a.m. eastern time in the Bank of America Conference Center, Brookfield Place, 250 Vesey Street, New York, New York. The Arrangement is expected to close shortly after the June 3 shareholder meeting. BPO intends to apply to the New York Stock Exchange and the TSX to delist the BPO common shares shortly after closing of the Arrangement.

Other Significant Transactions during the First Quarter

During the first quarter of 2014, Brookfield Property Partners disposed of 22 assets, raising $261 million of net proceeds and generating attractive returns on invested capital and $5 million of net gains above its IFRS carrying value for these assets. We recycled this capital into 9 acquisitions, deploying $274 million of net equity. Highlights from the quarter include:

Office

•	Invested an additional $155 million in debt of Inmobiliaria Colonial, a Spanish office company, bringing our total investment to approximately $300 million.
•	Purchased an additional 23.6% interest in Five Manhattan West (previously known as 450 West 33rd Street) for $50.1 million, increasing our ownership to 98.6%. We also announced the redevelopment of Five Manhattan West, which includes an exterior recladding and interior renovation program.
•	Sold 90% interest in Heritage Plaza, Houston, via a joint venture agreement with an investment fund, yielding net proceeds of $58 million. We will retain a 10% interest and will be responsible for leasing and property management.
•	Sold 25% interest in NAB House in Sydney for net proceeds of A$58 million

Retail

•	Invested $157 million in China Xintiandi (“CXTD”). Received US dollar denominated preferred securities, convertible into CXTD ordinary shares, and warrants to subscribe for ordinary shares of Shui On Land, the parent company of CXTD.
•	GGP repurchased 27.6 million of its common shares, increasing our interest in GGP from 32% to 33% and our consortium group’s investment to 41% on a fully diluted basis.
•	Sold interest in Dee Why Town Centre in Sydney for net proceeds of A$31 million

Financings

•	Entered into an amended and restated credit agreement with a syndicate of lenders in which BPO may borrow up to $1 billion, with an accordion option for an additional $250 million. The facility has a four-year term and two six-month extension options.
•	Consolidated the debt facilities for Darling Park Complex, Sydney, and 235 St Georges Terrace, Perth within our office operations into a single facility with a principal balance of A$245 million, a floating interest rate of BBSY-1 month +1.85% and a maturity date of March 28, 2017.

Ordinary Course Unit Buy-Back Program

Brookfield Property Partners intends to initiate a normal course issuer bid. The Partnership believes that its units trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring its units represents an attractive and a desirable use of available funds.

Index Inclusion

On March 26, 2014, Brookfield Property Partners was added to the S&P/TSX Composite Index, the headline index and principal broad market measure for the Canadian equity markets. The Company was also added to the S&P/TSX Composite Dividend Index, the S&P/TSX Capped Real Estate Index and Global Property Research’s GPR 250 Index.

Distribution Declaration

The Board of Directors has declared a quarterly distribution of US$0.25 per unit payable on June 30, 2014 to unitholders of record at the close of business on May 30, 2014. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive their distributions in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The distribution represents an annualized distribution of US$1.00 per unit.

Additional Information

Further details regarding the operations of Brookfield Property Partners are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on Brookfield Property Partners’ SEDAR profile at www.sedar.com.

Brookfield Property Partners’ Supplemental Information Package and Letter to Unitholders can be accessed before the market open on May 1, 2014 at www.brookfieldpropertypartners.com. This additional information should be read in conjunction with this press release.

Conference Call

Analysts, investors and other interested parties are invited to participate in Brookfield Property Partners’ live conference call reviewing 2014 first quarter results on Thursday, May 1, 2014 at 11:00 a.m. eastern time. Scheduled speakers are Ric Clark, chief executive officer, John Stinebaugh, chief financial officer and Brian Kingston, president & chief investment officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial toll free 877.675.4757 or toll 719.325.4789, pass code 7109832, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com. A replay of this call can be accessed through June 1, 2014 by dialing toll free 888.203.1112 or toll 719.457.0820, pass code 7109832. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldpropertypartners.com for one year.

* * * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), funds from operations (“FFO”), and fully-diluted funds from operations (“Fully-diluted FFO”) (on a total and per unit basis). NOI, FFO, and Fully-diluted FFO (on a total and per unit basis) do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets. FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in consolidated subsidiaries, but before non-controlling interests in the REUs. Fully-diluted FFO is defined as FFO plus the FFO that would have been attributable to the Partnership’s shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants. The Partnership uses NOI, FFO and fully-diluted FFO to assess its operating results. NOI is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The Partnership provides the components of NOI and a full reconciliation from net income to FFO and fully-diluted FFO with the financial information accompanying this press release. The Partnership reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: problems may arise in successfully integrating the business of Brookfield Property Partners and BPO; we may not realize the anticipated synergies and other benefits following the Arrangement; the Arrangement may involve unexpected costs; the business of Brookfield Property Partners and BPO may suffer as a result of uncertainty surrounding the Arrangement; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Property Partners is a leading owner, operator, and investor in best-in-class commercial real estate around the globe. Our diversified portfolio includes interests in over 300 office and retail properties encompassing 250 million square feet, 22,000 multifamily units, 58 million square feet of industrial space, and a 100 million square foot development pipeline. Our assets are largely located in North America, Europe, and Australia but also include a growing presence in China, Brazil and India. For information, please visit www.brookfieldpropertypartners.com.

Contact:

Melissa Coley

Vice President, Investor Relations & Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

Consolidated Balance Sheet

(US$ Millions)	Mar. 31, 2014	Dec. 31, 2013

Investment properties	$35,051	$34,153
Equity accounted investments in properties	9,208	9,281
Participating loan notes	685	747
Loans and notes receivable	1,175	628
Accounts receivable and other	7,116	6,269
Cash and cash equivalents	1,305	1,368
Total assets	$54,540	$52,446
Liabilities and equity
Debt obligations	23,803	$21,640
Capital securities	2,372	2,369
Deferred tax liability	1,898	1,532
Accounts payable and other liabilities	2,481	1,915
Total liabilities	30,554	27,456
Equity
Limited partners	4,733	2,528
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	11,289	11,092
Limited partner units of Brookfield Office Properties Exchange LP	741	-
Interests of others in operating subsidiaries and properties	7,219	11,366
General partner	4	4
Total equity	23,986	24,990
Total liabilities and equity	$54,540	$52,446

Consolidated Statements of Income

	BPY		BPY Pro-Forma (1)
(US$ Millions) Three months ended March 31,	2014	2013	2013
Commercial property and hospitality revenue	$998	$1,077	$1,058
Investment and other revenue	57	55	68
Total revenue	1,055	1,132	1,126
Direct commercial property and hospitality expense	556	579	574
Interest expense	288	267	276
Administration and other expense	94	57	70
Total expenses	938	903	920
Fair value gains, net	568	214	216
Share of income from equity accounted investments	228	232	221
Income before income taxes	913	675	643
Income tax expense	420	99	103
Net income	$493	$576	$540
Net income attributable to:
Limited partners	$77	$-	50
Brookfield Asset Management Inc.	-	329	-
Non-controlling interests:
Limited partner units of the operating partnership held by
Brookfield Asset Management Inc.	292	-	243
Limited partner units of Brookfield Office Properties Exchange LP	3	-	-
Interests of others in operating subsidiaries and properties	121	247	247
General partner	-	-	-
Net income	$493	$576	$540

(1) Presented on a pro forma basis to reflect the results of operations for the period prior to the spin-off of the Partnership from Brookfield Asset Management Inc. (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the spin-off on April 15, 2013.

Reconciliation of Non-IFRS Measures

	BPY		BPY Pro-Forma (1)
(US$ Millions) Three months ended March 31,	2014	2013	2013
Commercial property and hospitality revenue	$998	$1,077	$1,058
Direct commercial property and hospitality expense	(556)	(579)	(574)
Depreciation and amortization of real estate assets (2)	29	22	22
NOI	471	520	506
Investment and other revenue	57	55	68
Share of equity accounted income excluding fair value gains and income tax expense	142	104	95
Interest expense	(288)	(267)	(276)
Administration and other expense	(94)	(57)	(70)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(124)	(172)	(172)
FFO (3)	164	183	151
FFO from General Growth Properties Inc. warrants	10	4	4
Fully-diluted FFO (3)	174	187	155
FFO from General Growth Properties Inc. warrants	(10)	(4)	(4)
Depreciation and amortization of real estate assets (2)	(29)	(22)	(22)
Fair value gains, net	568	214	216
Share of equity accounted fair value gains	86	128	126
Income tax expense	(420)	(99)	(103)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO items	3	(75)	(75)
Net income after subtracting non-controlling interests of others in operating subsidiaries and properties (3)	372	329	293
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	121	247	247
Net income	$493	$576	$540

(1) Presented on a pro forma basis to reflect the results of operations for the period prior to the spin-off of the Partnership from Brookfield Asset Management Inc. (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the spin-off on April 15, 2013.

(2) Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the net income calculation.

(3) For the period prior to the spin-off on April 15, 2013, these amounts are attributable to Brookfield Asset Management Inc.

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